June 1, 2018

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed March 15, 2018
File No. 001-32403

Dear Mr. Reynolds:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated May 7, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Exhibit 99.1 Schedule C, page 100

Staff’s comment

1.

We note the tonnages of your depleted Oyu Tolgoi mineral reserve estimate as of December 31, 2017 is unchanged from those reserve tonnages reported last year. Please update and modify your filing to reflect your current reserve estimates. In addition, please tell us whether the originally reported estimates or the revised estimates were used in your depreciation, depletion and amortization calculations in preparing your 2017 financial statements.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company evaluates its mineral reserve estimate on an annual basis in connection with the preparation of its annual report on Form 40-F.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	info@turquoisehill.com
Turquoisehill.com	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

The Company wishes to note that, under the Multijurisdictional Disclosure System between the United States and Canada (the “MJDS”), the Company prepares its mining disclosure in accordance with the requirements of Canadian securities laws, including the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), which differ from the requirements of U.S. securities laws (including those contained in Industry Guide 7), and that Canadian securities regulators periodically review such disclosure for compliance with the requirements of NI 51-102. Pursuant to NI 51-102 and applicable Canadian securities laws, there is no form requirement that obligates the Company to provide annual updates to its disclosure regarding depleted mineral reserve estimates, however, the Company voluntarily included such disclosure in its Annual Information Form for the year ended December 31, 2017, which was included as Exhibit 99.1 to the Form 40-F (the “AIF”).

Subsequent to filing the AIF and Form 40-F, the Company became aware that the table regarding the depleted Oyu Tolgoi mineral reserve estimate in Schedule C (page i) reflected reserve tonnages as at December 31, 2016 (and not December 31, 2017 as indicated in the filing). At that time, the Company considered amending the AIF, but concluded (with input from its Qualified Person) that depletion for the 12-month period ending December 31, 2017, which was accurately disclosed by the Company in Schedule C (page ii) of the AIF, did not materially change the depleted mineral reserve estimate as disclosed in the AIF and, accordingly, decided not to amend the AIF to correct the disclosure. Notwithstanding this decision, in response to the Comment Letter the Company has decided to file in Canada (under the category “Other” on SEDAR) the table included in the AIF, corrected to indicate that the reserve tonnages disclosed in the AIF are as at December 31, 2016, together with an additional table reflecting the depleted mineral reserve estimate as at December 31, 2017. For the Staff’s convenience, the Company has included as an attachment to this response the additional disclosure the Company plans to file regarding the tables. Because this additional disclosure will not amend the AIF, the Company plans to file this additional disclosure on Form 6-K on EDGAR. In addition, the Company intends to update the depleted mineral reserve estimate in its future annual filings in Canada and the United States.

2

Notwithstanding the mislabeled table regarding the depleted Oyu Tolgoi mineral reserve estimate, the Company confirms that the originally reported reserve estimates as at December 31, 2016 included in the Company’s 2016 AIF, together with the depletion during the 12-month period ending December 31, 2017 included in the Company’s 2017 AIF, were appropriately used as the basis for the depreciation, depletion and amortization calculations in preparing the Company’s 2017 financial statements.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (801) 204-2769.

Very truly yours,

/s/ Luke Colton

Luke Colton
Chief Financial Officer
Turquoise Hill Resources Ltd.

cc:	George K. Schuler, Pam Howell, Securities and Exchange Commission

3

DEPLETION FROM THE MINERAL RESERVE TO DECEMBER 31, 2017

For information purposes the following tables showing the depletion from the mineral reserve to 31 December 2017 have been included:

Depleted Oyu Tolgoi Mineral Reserve, December 31, 2016

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	333	0.53%	0.35	1.38	3,048	2,710	11,177

Probable	579	0.39%	0.23	1.10	3,927	3,159	15,467

Oyut (Proven + Probable)	912	0.44%	0.28	1.20	6,976	5,868	26,644

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66%	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59%	0.55	3.72	1,121	519	3,591

Hugo North Mineral Reserve (Probable)	499	1.66%	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi All Deposits Mineral Reserve

Proven	333	0.53%	0.35	1.38	3,048	2,710	11,177

Probable	1,078	0.98%	0.29	2.16	20,640	7,876	62,537

Total Mineral Reserve (Proven + Probable)	1,411	0.87%	0.30	1.98	23,689	10,586	73,714

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at US$3.00/lb; gold at US$1,300/oz; and silver at US$19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the mineral reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in US$/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t and the underground (including some mining costs) costs were based on US$15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.

The Oyut open pit mineral reserves are the mineral reserves in the pit at 31 December 2016 after depletion of the 31 December 2015 mineral reserve mined during 2016. The mineral reserves do not include stockpiles as at that date.

- ii -

6.	For Oyut, only measured mineral resources were used to report proven mineral reserves and only indicated mineral resources were used to report probable mineral reserves.

7.	For Hugo North, measured and indicated mineral resources were used to report probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).

Oyu Tolgoi Mineral Reserve Depletion to December 31, 2017

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	24	0.53%	0.14	1.45	216	70	833

Probable	25	0.37%	0.18	1.15	153	96	683

Oyut (Proven + Probable)	49	0.45%	0.16	1.30	369	166	1,517

Hugo Dummett

Probable (Hugo North – OT LLC)	—	—	—	—	—	—	—

Probable (Hugo North – EJV)	—	—	—	—	—	—	—

Hugo North Mineral Reserve (Probable)	—	—	—	—	—	—	—

Oyu Tolgoi All Deposits Mineral Reserve

Proven	24	0.53%	0.14	1.45	216	70	833

Probable	25	0.37%	0.18	1.15	153	96	683

Total Mineral Reserve (Proven + Probable)	49	0.45%	0.16	1.30	369	166	1,517

Notes:

1.	Depletion is a result of production to December 31, 2017

2.	Totals may not match due to rounding.

- iii -

Depleted Oyu Tolgoi Mineral Reserve, December 31, 2017

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Oyut

Proven	309	0.52%	0.36	1.37	2,833	2,639	10,344

Probable	554	0.39%	0.24	1.10	3,775	3,063	14,783

Oyut (Proven + Probable)	863	0.44%	0.28	1.20	6,607	5,703	25,127

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66%	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59%	0.55	3.72	1,121	519	3,591

Hugo North Mineral Reserve (Probable)	499	1.66%	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi All Deposits Mineral Reserve

Proven	309	0.52%	0.36	1.37	2,833	2,639	10,344

Probable	1,053	0.99%	0.29	2.19	20,488	7,781	61,854

Total Mineral Reserve (Proven + Probable)	1,362	0.88%	0.31	2.00	23,320	10,420	72,198

Notes:

1.

Metal prices used for calculating the financial analysis are as follows: long-term copper at US$3.00/lb; gold at US$1,300/oz; and silver at US$19.00/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model NSR were copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.

3.

The Net Smelter Return (NSR) is used to define the mineral reserve cut-offs at Oyu Tolgoi, therefore cut-off is denominated in US$/t. By definition the cut-off is the point at which the costs are equal to the NSR. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t and the underground (including some mining costs) costs were based on US$15.34/t.

4.

For the underground block cave, all mineral resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.

The Oyut open pit mineral reserves are the mineral reserves in the pit at 31 December 2017 after depletion of the 31 December 2016 mineral reserve mined during 2017. The mineral reserves do not include stockpiles as at that date.

- iv -

6.	For Oyut, only measured mineral resources were used to report proven mineral reserves and only indicated mineral resources were used to report probable mineral reserves.

7.	For Hugo North, measured and indicated mineral resources were used to report probable mineral reserves.

8.

EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and Javkhlant licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The mineral reserves reported above were not additive to the mineral resources.

10.	Totals may not match due to rounding.

11.	The Oyut deposit was formerly known as Southern Oyu Tolgoi (SOT).